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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 1998                   Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  /X/             Form 40-F  / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  /X/                   No  / /


Meridian Gold Inc.                   [LOGO OF MERIDIAN GOLD INC. APPEARS HERE]
9670 Gateway Drive
Reno, Nevada 89511
Phone:  702-850-3777
Fax:  702-850-3733



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MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
FAX:   (702) 850-3733
-------------------------------------------------------------------------------

             MERIDIAN GOLD DISCOVERS NEW HIGH-GRADE ZONE AT EL PENON

RENO, NEVADA, JULY 6, 1998 - Meridian Gold Inc. today is pleased to report the discovery of a new high-grade zone, Quebrada Colorada, at its 100% controlled El Penon project in Northern Chile. 1998 exploration drilling started at El Penon in mid-March, and led to the discovery of the new zone in May. Targeting of this new area was the result of additional detailed mapping in the core area of the property, along with a review of the mineralization at the nearby Discovery Wash resource. The initial drill results are presented below:

----------------------------------------------------------------------------------------------------------------
                                                                                        Gold        Silver
      QUEBRADA           Section       Inclination     From      To      Interval       grade       grade
      COLORADA           -------       -----------     ----      --      --------       -----       ------
        Hole                                           (m)       (m)        (m)       (g/tonne)    (g/tonne)
----------------------------------------------------------------------------------------------------------------
       PP211              2590N            -65         158       170        12           34.0          153
       PP212              2410N            -60         174       176         2            4.5          109
       PP213              2590N            -50                 Drill hole above the mineralized zone
       PP214              2620N            -65         180       186         6           70.1          470
       PP215              2620N            -55         120       124         4           12.8           37
       PP216              2650N            -63         186       190         4           30.0          280
       PP217              2590N            -65         202       206         4           33.8          274
                                                       210       216         6           36.7          318
       PP218              2560N            -65         134       138         4            7.7           28
       PP219              2560N            -55                 Drill hole above the mineralized zone
       PP220              2530N            -65         182       186         4           57.2          275
       PP221              2530N            -55                 Drill hole above the mineralized zone
       PP222              2500N            -65         186       192         6            3.2          292
                                                       196       202         6           64.8          739

----------------------------------------------------------------------------------------------------------------

The Quebrada Colorada zone has a north-south orientation and a steeply dipping nature similar to the nearby Quebrada Orito ore reserve (less than 1 km away). Drilling on Quebrada Colorada continues to define a continuous zone of mineralization varying from 2.5 to 7.0 meters of true width with values up to 70 g/tonne (2.0 ounces per ton) gold and 470 g/tonne (13.7 ounces per ton) silver, along a strike length of at least 150 meters. To the north, the structure has the potential to continue for at least another 400 meters until it intersects the Discovery Wash structure, which hosts a resource of 100,000 ounces of gold and 3.3 million ounces of silver.

To date, nine of twelve drill holes have encountered high-grade mineralization that starts at a depth of approximately 100 to 150 meters below the surface. The mineralization appears to narrow near the surface and to become stronger at depth. Where multiple holes have been drilled on the same sections (drill holes PP220 and PP221 on section 2530N; PP218 and PP219 on section 2560N; PP217, PP211, and PP213 on section 2590N; and PP214 and PP215 on section 2620N), the deepest hole is generally the widest and most strongly mineralized intercept.

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The mineralization is open at depth and in both directions along strike. The total potential strike length of the zone is unknown, but the zone parallels the strongly mineralized Quebrada Orito deposit which contains most of the 894,000 ounces of gold and 14.4 million ounces of silver reserves on the property.

The new mineralization at Quebrada Colorada is oxidized and is expected to exhibit similar metallurgical characteristics to the existing reserves. Quebrada Colorada is currently the focus of additional drilling and will be a high priority for the remainder of the year. Once this zone has been better defined, Meridian will determine its impact on the development plan for El Penon. A drill hole map for Quebrada Colorada is available on the Company's website at www.meridiangold.com.


Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

-------------------------------
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (702) 850-3730
     Investor Relations             Fax: (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 23, 1998                 MERIDIAN GOLD INC.

                                     By:    /s/ Brian J. Kennedy
                                        ---------------------------------------
                                        Brian J. Kennedy
                                        President and Chief Executive Officer